UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Arcutis Biotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03969K 108

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969K 108

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,434,232 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,434,232 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,434,232 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,434,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,434,232 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,434,232 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,434,232 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,434,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,434,239 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,434,239 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,434,239 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 8,434,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 7 shares of Common Stock held by FHM Life Sciences VIII, L.L.C. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C.

(2)	Based on 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 30,647 shares (1)
	8.	Shared Voting Power 8,434,239 shares (1)
	9.	Sole Dispositive Power 30,647 shares (1)
	10.	Shared Dispositive Power 8,434,239 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,464,886 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 8,434,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (ii) 7 shares of Common Stock held directly by FHM Life Sciences VIII, L.L.C., (iii) 19,381 shares of Common Stock held directly by Topper Family Revocable Trust, and (iv) 11,266 shares of Common Stock held directly by Topper Group II, LLC. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. Dr. Topper is a manager of Topper Group II LLC and shares voting and investment power over the shares held by Topper Group II LLC. Dr. Topper is a trustee of the Topper Family Revocable Trust and has voting and investment power over the shares held by Topper Family Revocable Trust.

(2)	Based on 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 47,668 shares (1)
	8.	Shared Voting Power 8,434,239 shares (1)
	9.	Sole Dispositive Power 47,668 shares (1)
	10.	Shared Dispositive Power 8,434,239 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,481,907 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 24,000 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of May 10, 2021, (ii) 23,688 shares of Common Stock held by The Heron Living Trust 11/30/2004, (iii) 8,434,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (iv) 7 shares of Common Stock held directly by FHM Life Sciences VIII, L.L.C. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. Dr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.

(2)

Based on (i) 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021 and (ii) 24,000 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of May 10, 2021.

CUSIP No. 03969K 108

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on February 7, 2020 (the “Original Schedule 13D”) as amended on October 6, 2020 and February 9, 2021 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”) with respect to the Common Stock of Arcutis Biotherapeutics, Inc. (the “Issuer”), having its principal executive office at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361. Except as otherwise specified in this Amendment No. 3, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS VIII is the record owners of the FLS Shares. As the sole general partner of FLS VIII, FHMLS VIII, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS VIII, L.P., FHMLS VIII, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS VIII, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by FLS VIII, FHMLS VIII, L.P., FHMLS VIII LLC and Topper, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Heron, is set forth on Line 13 of Heron’s cover sheet. Such percentage was calculated based on (i) 50,205,046 shares of Common Stock that were outstanding as of April 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021, and (ii) 24,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of May 10, 2021.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLS VIII:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
5/10/2021	In-Kind Stock Distribution*	2,108,558	Common Stock	N/A

*FLS VIII effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 2,108,558 shares of the Issuer’s Common Stock to its limited partners and general partner.

FHMLS VIII, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
5/10/2021	In-Kind Stock Distribution*	96,574	Common Stock	N/A
5/10/2021	In-Kind Stock Distribution**	96,574	Common Stock	N/A

*Received 96,574 share of the Issuer’s Common Stock from FLS VIII as a result of its in-kind stock distribution.

**FHMLS VIII, L.P. effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 96,574 shares of the Issuer’s Common Stock to its limited partners.

FHMLS VIII LLC:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
5/10/2021	In-Kind Stock Distribution*	7	Common Stock	N/A

*Received 7 shares of the Issuer’s Common Stock from FHMLS VIII, L.P. as a result of its in-kind stock distribution.

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
5/10/2021	In-Kind Stock Distribution*	23,668	Common Stock	N/A

*Received 23,668 shares of the Issuer’s Common Stock from FHMLS VIII, L.P. as a result of its in-kind stock distribution. These shares are held by The Heron Living Trust 11/30/2004, of which Heron is the co-trustee.

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
5/10/2021	In-Kind Stock Distribution*	30,647	Common Stock	N/A

*Received 30,647 shares of the Issuer’s Common Stock from FHMLS VIII, L.P. as a result of its in-kind stock distribution. 19,381 of such shares are held by the Topper Family Revocable Trust, of which Topper is a trustee, and the remaining 11,266 shares are held by Topper Group II LLC, of which Topper is a manager.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2021	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 12, 2021	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 12, 2021	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 12, 2021	By:	*
James N. Topper

Date: May 12, 2021	By:	*
Patrick J. Heron

Date: May 12, 2021	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.